[On POP Letterhead]

July 24, 2009

Via EDGAR

Thomas Kluck
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Pacific Office Properties Trust, Inc.
Registration Statement on Form S-11 (the “S-11”)
Filed February 6, 2009
File No. 333-157128

Dear Mr. Kluck:

We have received your letter dated March 5, 2009 regarding your office’s review of the above-referenced filing.  Below are our responses to those comments.

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General

1.           Please revise to include the undertakings applicable to your Rule 415 offering.  Please refer to Item 512(a) of Regulation S-K.

Response:  By way of Amendment No. 1 filed on June 10, 2009, we have revised the S-11 to include the undertakings applicable to this offering.

2.           Please revise to identify the dealer/manager for this offering.

Response:  In Amendment No. 1 filed on June 10, 2009, we identified the dealer manager for this offering as Priority Capital Investments, LLC.

We appreciate your review of our S-11 and our responses to your comments.  Should you have additional comments or questions, please contact me at (310) 395-2083.

Very truly yours,

/s/ James M. Kasim

James M. Kasim

Chief Financial Officer